Building a world class mining business

ArcelorMittal

Peter Kukielski, GMB Member, Mining

Investor Day 2011 - 23 September 2011





Disclaimer

ArcelorMittal

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Today's agenda

ArcelorMittal

- Outlook and strategy
  - Core strength, sustainable growth
  - Implementing savings, executing growth
- Mining
  - Building a World-Class Mining business
  - Mining: a commercial approach
- Value-added leadership
  - ArcelorMittal Research and Development
  - Leadership in the Automotive steel market

Target to be best in Safety…

ArcelorMittal

Mining segment injury frequency rate*



7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Frequency Rate
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Long term safety targets trending towards world class
ArcelorMittal
Anglo
Xstrata
Rio Tinto
Vale
Barrick
Newmont

Improving safety performance, trending towards world class standards

- Lost Time injury frequency rate refers to World Steel Association standard: Fr = Lost Time Injuries per 1.000.000 worked hours; based on own personnel and contractors
- Source ArcelorMittal estimates and public reports of peer companies

Strong leadership team…



Peter Kukielski
GMB
Head of mining
Phil du Toit
EVP Projects
& Exploration
Kleber Silva
VP Iron Ore
Johann Van Zyl
VP Non-Ferrous
Simon Wandke VP
Commercial
Ajit Mathew VP
Human Resources
Ram Saraf
VP Finance

…with a track record of project execution

GMB Group Management Board; EVP Executive Vice President; VP Vice President; CTO Chief Technical Officer; GM General Manager;

Mining business portfolio

ArcelorMittal

Key assets and projects



Canada
Baffinland 70%
Bosnia
Iron Ore
51%
Ukraine
Iron Ore
95%
Russian Coal
98.3%
Kazakhstan
Iron Ore
4 mines 100%
Kazakhstan
Coal
8 mines 100%
Canada
AMMC 100%
USA Coal
100%
USA Iron Ore
Minorca 100%
Hibbing 62%*
Mexico Iron Ore
Las Truchas &
Volcan 100%;
Pena 50%*
Algeria
Iron Ore
70%
Mauritania
Iron Ore
exploration
license
Liberia
Iron Ore 70%
Indian Iron
Ore & Coal
exploration
license
Coal of Africa
15.98%
South Africa
Manganese
50%
South Africa
Iron Ore**
Brazil
Iron Ore
100%
McArthur coal
16.02%
interest
Non ferrous mine
Iron ore mine
Coal mine
Existing mines
New projects/
exploration

Geographically diversified mining assets

*Includes share of production
**Includes purchases made under July 2010 interim agreement with Kumba (South Africa)

Mining now reported separately

ArcelorMittal

Segmental EBITDA (US$mn)



1000
900
800
700
600
500
400
300
200
100
0
FCA
FCE
Long
AACIS
AMDS
Mining
Q2'10
Q3'10
Q4'10
Q1'11
Q2'11

Iron ore EBITDA margin 1H 2011*



80%
60%
40%
20%
0%
Producer 1
Producer 2
Producer 3
Producer 4
Producer 5
ArcelorMittal*

- All raw materials consumed from ArcelorMittal mines that could practically be sold outside the Group are now transferred internally at market prices
- Production from "captive" mines (limited by logistics or quality) continues to be transferred at cost-plus to the steel facilities
- Mining segment reported 1H11 EBITDA of $1.4bn based on 12.9Mt iron ore and 2.4Mt of coal shipped at market prices (internally and externally)
- Mining segment represents ~25% of Group EBITDA in 1H11
- Steel segments are now more comparable on a like-for-like basis → driving performance improvement

New Mining segmentation promotes improved operating decisions and optimal capital allocation

*Notes: ArcelorMittal EBITDA margin based on market-priced tonnes (i.e. excludes cost-plus tonnes from Revenue and EBITDA); "Producers" include BHP, Fortescue, Kumba, Rio Tinto and Vale. Competitor data sourced from public information and has been prepared on a comparable periodic basis.

Mining volumes are growing

ArcelorMittal

Mining EBITDA (US$mn)



2008
2009
2010
2011F

Iron Ore* (million tonnes)



Shipped at "Market price"
Shipped at "Cost-plus"
60
50
40
30
20
10
0
+15%
growth
2008
2009
2010
2011F

ArcelorMittal Mining business

- Create world class mining operations
- Ensure appropriate capital allocation for mining business for long term sustainability and growth
- Focus on mine safety, mine planning, quality, expansion, capex and logistic
- Ensuring world class project control and management systems

Coal** (million tonnes)



Shipped at "Market price"
Shipped at "Cost-plus"
10
8
6
4
2
0
+55%
growth
2008
2009
2010
2011F

Mining benefited from higher shipments and higher market prices

Definitions: "Market priced" tonnes represent amounts of iron ore or other raw materials from ArcelorMittal mines that could be sold to third parties on the open market. Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company's steel producing segments at the prevailing market price. Shipments of raw materials that do not constitute market price tonnes are transferred internally on a cost-plus basis.

* Excludes strategic contracts; ** Excludes thermal coal

Reserve and resource update

ArcelorMittal


Mont Wright, Canada

Better resource and reserve management

ArcelorMittal

Resource and reserve compliance

- Full resource and reserve reviews of all assets is **completed**
- NI 43-101 and SEC Industry Guide 7 compliance
- Resource and reserve estimates supported by internal technical reports (audits) following NI 431-101 standards
- Updated life of mine plans with discounted cash flows to support demonstration of economic viability for all ore reserve estimates
- All resource estimates have potential for economic extraction to support future potential growth

Reserve and resource classification standards



N143-101
Canada
SEC
USA
GKZ
Kazakhstan /Russia
Ukraine
Algeria
Bosnia
Jorc eq.
Liberia
Brazil
Senegal
Mexico
SEC and NI 43-101 compliance*

Standardised reserve and resource classification completed – all under one standard

* NI 43-101 is National Instrument 43-101 ("NI 43-101") a mineral resource classification scheme used for the public disclosure of information relating to mineral properties in Canada. The NI is a strict guideline for how public companies can disclose scientific and technical information about mineral projects on stock exchanges supervised by the Canadian Securities Administrators.

Iron ore reserves and resources 2010 year-end estimates

ArcelorMittal

Region	Proven & probable reserves		Measured & indicated resources		Inferred resources	
	Mtonnes	%Fe	Mtonnes	%Fe	Mtonnes	%Fe
Canada (AMMC)	2,350	29	3,442	30	1,025	28
Canada (Baffinland)	375	65	41	66	444	65
USA	581	20	41	23	90	23
Central America	308	29	117	29	88	28
South America	134	58	321	38	130	37
West Africa	22	61	1,539	44	1,522	41
Eastern Europe	366	37	866	38	-	-
Central Asia	120	41	1,629	40	30	51
TOTAL	**4,255**	**33**	**7,997**	**36**	**3,329**	**39**



Type of product
Lumps
Pelletfeed
Fines
Conc

- Tonnage and grade estimates are reported as 'Run of Mine'. Tonnage is reported on a wet metric basis. Where we own less than 100% of the operation, the estimates have not been adjusted to reflect our ownership interest.
- Mineral resource estimates are reported in addition to ore reserve estimates.
- The ore reserve and mineral resource estimates have been prepared under the supervision of ArcelorMittal qualified personnel . Detailed independent audits are conducted on a regular basis.

The life of mine plans of operations and planned expansion projects are 90% based on ore reserve estimates

The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in, and have been calculated in accordance with the guidelines set forth in, Canadian National Instrument 43-101 ("NI 43-101"). NI 43-101 is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report results on stock exchanges within Canada, and is recognized by several other international stock exchanges and regulatory bodies. However, these terms are not defined terms under SEC Industry Guide 7 and (absent an applicable exception) are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Better resource and reserve management - Example: ArcelorMittal Mines Canada

ArcelorMittal

Inferred resource estimates

On-going exploration program and preliminary economic evaluations to support long-term sustainability

Ore reserve estimates

Support a mine life of 29 years (including planned expansion to 24 Mtpa by 2013)

Measured and indicated resource estimates

Pre-feasibility studies for additional growth



Considerable Mineral Resource inventory to support significant future growth

Metallurgical coal reserves and resources 2010 year-end estimates

ArcelorMittal

Group coal resources and reserves



Inferred Resources
Proven+ Probable Reserves
Measured +Indicated Resources

2010 plant wise resource and reserve

Coal	Proven & probable reserves		Measured & indicated resources		Inferred resources	
	Mtonnes	%Yield	Mtonnes	%Yield	Mtonnes	%Yield
Kazakhstan	193	46	588	47	8	62
Kuzbass	32	65	226	63	32	62
Princeton	123	59	86	54	4	53
TOTAL	**347**	**52**	**901**	**52**	**43**	**61**

- Tonnage and grade estimates are reported as 'Run of Mine'. Tonnage is reported on a wet metric basis. Where we own less than 100% of the operation, the estimates have not been adjusted to reflect our ownership interest.
- Mineral resource estimates are reported in addition to coal reserve estimates.
- The ore reserve and mineral resource estimates have been prepared under the supervision of ArcelorMittal qualified personnel. Detailed independent audits are conducted on a regular basis.

The coal life of mine plans of operations and planned expansion projects are 100% based on coal reserve estimates

The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in, and have been calculated in accordance with the guidelines set forth in, Canadian National Instrument 43-101 ("NI 43-101"). NI 43-101 is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report results on stock exchanges within Canada, and is recognized by several other international stock exchanges and regulatory bodies. However, these terms are not defined terms under SEC Industry Guide 7 and (absent an applicable exception) are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Growth plan update

ArcelorMittal



Mont Wright, Canada,

Iron ore growth 2010-2015

ArcelorMittal

Iron ore growth target of marketable tonnes by 2015 (Kt)



90000
80000
70000
60000
50000
40000
30000
20000
10000
0
Cost plus tonnage
Marketable tonnage
97% Growth
41% Growth
2010
2011F
2012
2013
2014
2015

- Non-Marketable tonnage growth expected to have positive impact on steel business, primarily at Kazakhstan, Brazil and Bosnia

Theoretical iron ore EBITDA – assuming current iron ore price (base 100)



225
200
175
150
125
100
75
50
25
0
EBITDA will double at flat prices
2011
2015
EBITDA assuming flat iron ore price
Assumed iron ore price flat

Theoretical assumptions:

- Assumes a constant iron ore price from current spot levels; mining EBITDA from iron ore could double by 2015
- If iron ore price dropped ~35-40%, 2015 EBITDA from iron ore would still match 2011. Growth offsets price risk.

Under flat iron ore pricing assumption
EBITDA could double by 2015, driven by growth in marketable tonnes

Based on certain assumptions, including allocation of additional capex for Brownfield and Greenfield projects. See following slides.

Iron ore growth 2010-2015, target 100MT including strategic contracts

ArcelorMittal

Own iron ore growth target (million metric tonnes) (Excluding strategic contracts)



100
80
60
40
20
0
49
3
1
1
54
5
11
14
84
Canada
Liberia Phase 1
Canada Brazil
Liberia Phase 1 & 2
2010
Operational efficiency
Brownfield
Greenfield
2011F
Operational efficiency
Brownfield
Greenfield
2015 plan

- One track for 10% growth in iron ore in 2011.
- Strategic contracts forecast of 16Mt by 2015*
- **Target iron ore at ~100MT by 2015 (including strategic contracts)**

2015 iron ore target growth plan on track

* Strategic contracts include Kumba currently under dispute and Cleveland Cliffs contracts

** Includes the US$0.9 billon investment in expanding the pellet plant at AMMC which has not yet been committed to

ArcelorMittal Mines Canada (AMMC): expansion underway

ArcelorMittal

Canadian industrial location


SCHEFFERVILLE
LABRADOR
CHURCHILL FALLS
TWIN FALLS
Carol Lake
IOCC
LABRADOR CITY
Bloom Lake
Wabush
Wabush Mines
Mont-Wright
QCM
FERMONT
Lac Jean
Peppler Lake
Fire Lake
Mt Reed
Lac Jeanine
QUEBEC
QCM Railway
QNS & L
Hydro Quebec
MANIC 5
SEPT-ILES
POINTE NOIRE
PORT-CARTIER
St. Lawrence River
0 40 200
Km
Legend:
Producing iron mine
Iron deposit
Shipping terminal
Hydro-electric line

ArcelorMittal Mines Canada overview

- Expansion of our Mont Wright mine at AMMC and concentrate capacity to 24Mt pa due 2013 (from 16Mtpa post operational improvements) approved
- Expansion capitalising on existing infrastructure, product quality and experienced workforce
- Capex C$1.2bn for mine and concentrator plant expansion*
- Cash cost is circa $35/tonne
- Advantageously located with easy access to European and US markets

Mining expansion plan (concentrate) Million mt


25
20
15
10
5
2011F
2013
14
1
15
9
Brownfield expansion
Canada base

* AMMC 2013 brownfield expansion includes 1mt increase for spirals

Strategic advantage from exclusive use of own rail and port facilities

* Total scheme investment of US$2.1 billion includes investment in expanding the pellet plant which has not yet been committed to

Liberia progress

ArcelorMittal

Liberia greenfield progress

- Phase 1: DSO startup 2011
  - 240km rail rehabilitation completed
  - Upgrade of Buchanan port and material handling facilities completed
  - First direct shipping ore ("DSO") product to be shipped ~ Sept 2011
- Phase 1: 4mtpa DSO
  - Ramping up to 4mtpa in 2012
- Phase 2: 15mtpa concentrate from 2015
  - The expansion to 15mtpa in Liberia will require investment in a concentrator which is currently in the final stages of approval

- Total project capex (including concentrator plant) $2 billion
- Expected capex of $0.7 billion by end of 2011

Industrial location of mine


Guinea
Sierra Leone
Atlantic Ocean
Yekepa
Ivory Coast
Buchanan
Liberia
Railway link from Yekepa to Buchanan (240km)



Liberia greenfield planned expansion (Million MT)


All marketable tonnes
16
12
8
4
0
4
15
2011F
2012
2015

Liberia progress on track

2015 and beyond

ArcelorMittal


Baffinland

Baffinland project: feasibility study progressing

ArcelorMittal

Background

- In partnership with Iron Ore Holdings LP, ArcelorMittal has acquired a controlling interest in Baffinland; ArcelorMittal share is 70%
- Baffinland owns the Mary River project, a tier-1 iron ore resource in northern Canada

Product:

- High grade: 66-68% fe iron – lump and fine iron ore significant and scalable resource. High quality direct shipping iron ore
- No washing, concentrating, jigging; crushing and screening only
- 75% of output to be premium lump ore; and 25% premium fine ore sinter feed

Progress

- On track to complete the feasibility study update by the end of 2011 prior to a construction decision review by the board
- In January submitted a Draft Environmental Impact Statement (DEIS) to regulators initiating the process of environmental review and permitting
- We have re-initiated negotiations with local stakeholders to finalize the Inuit Impact Benefits Agreement (IIBA)

Commercial Strategy:

- Build customer base in Atlantic and Pacific growth markets
- Optimise customer and market mix based on logistics and value in use for stable long term demand
- Price products to achieve full value in use premium

Baffin Island overview



Mary River mine site
Proposed railway alignment
Baffin Island
Steensby inlet camp and proposed port
Foxe Basin
Steensby → Rotterdam = 3100 nautical miles
Brazil → Rotterdam = 5000 nautical miles

Acquisition of Baffinland demonstrates ArcelorMittal's commitment to building a world-class mining business

Iron ore - Potential growth

Planned and potential iron ore growth targets (million metric tonnes) (Excluding strategic contracts)


180
160
140
120
100
80
60
40
20
-
2015 iron ore target of 84MT (excluding "potential" projects and strategic contracts)
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Base
Planned efficiency gains
Planned Brownfield
Planned Greenfield
Potential efficiency gains
Potential Brownfield
Potential Greenfield
Potential brownfield and greenfield projects under study

Potential internal growth supported by pipeline of brownfield and greenfield projects

Coal - Potential growth excluding off-take Target 11 Mtpa by 2015

ArcelorMittal

Planned and potential coal growth targets (metric tonnes) (Excluding strategic contracts)



11 MT target by 2015
14
12
10
8
6
4
2
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Base
Planned efficiciency gains
Planned Brownfield
Potential Brownfield

Potential internal growth supported by pipeline of brownfield and greenfield projects

Capex and opex intensity


Liberia railway

Iron ore and coal production and opex

ArcelorMittal

Iron ore production and operating unit cost (Index base 100=2011)



Index
160
150
140
130
120
110
100
90
80
70
2011F
2012
2013
2014
2015
Iron ore production
Operating unit cost

Coal production and operating unit cost (Index base 100=2011)



Index
130
120
110
100
90
80
70
2011F
2012
2013
2014
2015
Coal production
Operating unit cost

- Investments in AMMC and Liberia reduce the cost position of iron ore (excluding Baffinland)
- 2015 iron ore cash costs expected to be ~15% lower than 2011 (constant $ basis)

As production increases for iron ore and coal, operating costs are expected to fall

Note: Operating unit costs shown are on a FOB basis

Iron ore capex intensity

Estimated capital costs of key planned growth projects* in the iron ore industry



200
180
160
140
120
100
80
60
40
20
0
ArcelorMittal Planned growth
Tier 1 Brazil
Tier 1 West Africa
Tier 1 Australia
Tier 1 Australia
Capex intensity US$m/mtpa capacity

ArcelorMittal's cost of adding iron ore production capacity is comparable to other major producers

Sources: Arcelormittal estimates and Citi Group estimates based on public information for competitors

*Excluding planned greenfield projects (such as Baffinland) and investment in expanding the pellet plant at AMMC which has not yet been committed to

Recap

- We have the management bench strength in place to build a world-class mining business
- Our growth is targeted towards global markets, including ArcelorMittal
- Our reserves and resources are now fully defined and provide outstanding support for our growth plan
- We have delivered our Liberia mine on plan and within budget
- Other growth initiatives are on track

Appendix

ArcelorMittal



Reserve and resource definitions

ArcelorMittal

Notes on mineral resource and ore reserve estimates

The ore reserve estimates have been prepared in compliance with both the SEC and NI43-101 requirements. Ore reserve estimates were prepared by competent professional engineers and geologists based on feasibility studies for greenfield projects and on pre-feasibility study level of engineering for existing operations to demonstrate that they can be economically extracted and sold at commercial rate. A commodity price not higher than the last historical three-year average realized price has been used in any reserve or cash flow analysis used to designate reserves. There is no evidence that the company could not obtain all the required governmental permits and environmental authorizations to conduct the mining operations as currently planned.

The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in, and have been calculated in accordance with the guidelines set forth in, Canadian National Instrument 43-101 (“NI 43-101”). NI 43-101 is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report results on stock exchanges within Canada, and is recognized by several other international stock exchanges and regulatory bodies. However, these terms are not defined terms under SEC Industry Guide 7 and (absent an applicable exception) are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.